January 7, 2009

VIA Edgar, Facsimile (202) 772-9210 and FEDEX

Daniel L. Gordon

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	TradeStation Group, Inc.
Form 10-K for the period ended December 31, 2007, Filed March 14, 2008
Form Def 14A, Filed April 28, 2008
File No. 0-31049

Dear Mr. Gordon:

This is the response of TradeStation Group, Inc. (the “Company”) to your letter dated December 29, 2008 (the “Comment Letter”) containing comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings. For your convenience, the full text of each of the Staff’s comments is reproduced below in bold and the Company’s response to each comment is provided immediately after each comment.

Form 10-K for the year ended December 31, 2007

1A. Risk Factors, page 15

1.	We note that you state: “These issues, uncertainties and risk factors are not intended to be exclusive. Issues, uncertainties and risk factors are also included in other sections of this report when specifically relevant to a statement we have made about an aspect of our business, or our financial condition or results of operations.” In future filings, please remove this disclaimer. Additionally, please confirm that you have presented all material risks in this section, and include a statement to this effect in future filings.

Response:

The Company will remove the referenced disclaimer in future filings. We confirm that, to the best of our knowledge and belief, the Company has presented, as required by the applicable rules, all material risks in Section 1A. Risk Factors and the Company will include a statement to this effect in future filings.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

2.	Please tell us why you have not filed the agreements with Bear Stearns, R.J. O’Brien, and GAIN as exhibits to the Form 10-K.

Response:

The Company did not file the agreements with Bear Stearns, R.J. O’Brien and GAIN as exhibits to the Form 10-K because such agreements are standard clearing agreements that ordinarily accompany the kind of business conducted by the Company and its subsidiaries and, therefore, were made in the ordinary course of business pursuant to Item 601(b)(10)(ii) of Regulation S-K.

Item 15. Exhibits and Financial Statement Schedules, page 56

3.	We note the statement in Note 9 to the financial statements, on page F-18 that, “Certain stock options granted to the Company’s Chief Executive Officer, Chief Financial Officer, General Counsel and Chief Growth Officer prior to February 2007 contain a provision resulting in 100% acceleration of vesting if the aggregate beneficial ownership of William Cruz and Ralph Cruz … falls beneath 25%.” Please file these agreements as exhibits in accordance with Item 601(b)(10) of Regulation S-K or advise.

Response:

The Company has included the form of the applicable executive stock option agreement as Exhibit 10.1 to its Current Report on Form 8-K filed on January 7, 2009.

Exhibits 31.1 and 31.2

4.	We note that your certifications include the title of the certifying individual in the “I, [identify the certifying individual], certify that” line. Considering that the certifications must be signed in a personal capacity, please confirm to us that your officers signed such certifications in a personal capacity and that you will revise your certifications in future filings to exclude the title of the certifying individual from the opening sentence. This comment also applies to your 2008 Forms 10-Q.

Response:

We confirm that the Company’s officers signed these certifications in their respective personal capacities. The Company will revise the certifications in future filings to exclude the title of the certifying individual from the opening sentence.

Form Def 14A filed April 28, 2008

General Compensation Philosophy, page 14

5.	On page 16, you state: “[E]xecutive compensation has generally been below the median total compensation of the company’s peer group or market segment.” In future filings, please revise your disclosure to include a discussion of where actual payments fall within targeted parameters for each named executive officer. To the extent actual compensation was outside a targeted percentile range, include an explanation of the reasons for this. Please tell us how you intend to comply.

Response:

The statement that “[E]xecutive compensation has generally been below the median total compensation of the company’s peer group or market segment” was intended merely to highlight that, because the Company is a small growth company, its named executive officers are compensated less than executive officers who work for some of the Company’s larger, more-established competitors. That has historically been the case. The Company’s compensation committee has never established targeted parameters or targeted percentile ranges for executive compensation, either for any individual executive officer or for all named executive officers as a group, in comparison with compensation paid by the Company’s peer group or market segment. The Company did not utilize, nor did the Company intend to imply that it utilized, such targeted parameters or targeted percentile ranges in determining the amount of compensation paid to its executives.

Long-Term Incentive Compensation, page 20

6.	Please refer to Release 33-8732A, Section II.B.1. As noted therein, the Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. In future filings, please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers. For example, we note your disclosure on page 21 that Mr. Nikolson was awarded 27,855 shares, while Messrs. Fleischman, Stone and Black were awarded 13,927 shares. Please see Item 402(b)(2)(vii) of Regulation S-K. Please tell us how you intend to comply.

Response:

In the last paragraph of page 16 (which carries over to page 17) of the Company’s proxy statement filed on April 28, 2008, there is a discussion of the separate roles and responsibilities of each of the named executive officers. For Mr. Nikolson, it is noted that, in addition to his responsibilities as chief executive of the Company’s principal operating subsidiary, he had separate responsibilities as Chief Growth Officer of the Company. These two prominent and distinct sets of responsibilities are why he received an equity grant in 2007 twice the size of the grants awarded to Messrs. Fleischman, Stone and Black. If similar situations arise in the future, the specific reason(s) for the differences will be clearly described similar to the clarification provided in this response.

* * * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ David H. Fleischman
David H. Fleischman
Chief Financial Officer

cc (via facsimile and FEDEX):	William Demarest, Staff Accountant
Stacie Gorman, Staff Attorney